UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter 2021 Production and Volume Sold Per Metal Results

LIMA, Peru--(BUSINESS WIRE)--July 27, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 2Q21 production and volume sold.

2Q21 Production per Metal and 2021 Guidance (100% basis)

	1Q21 (Actual)	2Q21 (Actual)	6M21 (Actual)	Updated 2021 Guidance (1) (2)

Gold (Oz.)
Orcopampa	5,986	9,130	15,116	40k - 45k
Tambomayo	15,347	17,964	33,311	69k - 75k
La Zanja	3,908	4,447	8,355	12k - 15k
Coimolache	26,133	30,378	56,510	99k - 106k
Yanacocha	62,125	66,563	128,688	315k (3)
El Brocal	3,067	4,317	7,384	20k - 25k

Silver (Oz.)
Uchucchacua	1,243,916	1,268,082	2,511,997	6.0M - 7.0M
El Brocal	1,574,305	1,603,208	3,177,513	5.4M - 6.0M
Tambomayo	284,677	432,638	717,315	1.2M - 1.4M
Julcani	648,854	570,248	1,219,102	2.1M - 2.4M

Lead (MT)
El Brocal	2,140	2,812	4,952	10.0k - 12.0k
Uchucchacua	1,292	1,715	3,006	5.0k - 7.0k
Tambomayo	1,504	2,767	4,271	5.9k - 6.5k

Zinc (MT)
El Brocal	10,207	8,612	18,819	40.0k - 45.0k
Uchucchacua	1,246	3,029	4,275	7.0k - 10.0k
Tambomayo	1,821	3,671	5,491	6.9k - 7.5k

Copper (MT)
El Brocal	7,965	10,494	18,460	37.0k - 42.0k
1. Above 2021 projections are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of July 2021.
2. Updated guidance could potentially be adversely impacted due to further effects related to COVID-19.
3. As announced by Newmont on February 18, 2021.

Additional Comments
  Tambomayo:

  2Q21 gold production was aligned with expected mine ramp-up for 2021 and was favorably impacted by more stable operations at Tambomayo’s processing plant. 2021 gold production guidance remains unchanged.

  2Q21 silver production was in line with expectations. 2021 silver production guidance remains unchanged.
  Orcopampa:

  2Q21 gold production progressed slightly below the planned ramp-up due to less ore treated during the quarter resulting from Covid-19 related personnel restrictions. Additional staff and resources have been re-allocated to expedite Orcopampa mine development and production for the balance of the year. 2021 guidance remains unchanged.
  Coimolache:

  2Q21 gold production was in line with expectations. 2021 guidance remains unchanged.
  La Zanja:

  2Q21 gold production was in line with expectations. 2021 guidance remains unchanged.
  Julcani:

  2Q21 silver production was in line with expectations. 2021 guidance remains unchanged.
  Uchucchacua:

  2Q21 silver, lead and zinc production was below expectations due to lower production from high grade Ag areas resulting from Covid-19 restriction-related delays in mine development, a slower than anticipated transition to narrow vein mining and a negative reconciliation. This was partially offset by increased production from polymetallic stopes and 4 Oz Ag/t tailings reprocessed during the quarter. Therefore, guidance has been updated to 6.0 – 7.0 M Oz Ag for 2021 with more conservative development and mining rate projections due to Covid-19 related restrictions. The mining plan is still under review.

  El Brocal:

  Marcapunta’s 2Q21 copper production was in line with expectations. 2021 copper production guidance remains unchanged.

  Tajo Norte’s zinc production was below expectations due to stripping delays with a negative reconciliation. 2021 zinc production guidance was updated to 40.0-45.0k mt.
2Q21 Payable Volume Sold
2Q21 Volume sold per Metal (100% basis)

	1Q21 (Actual)	2Q21 (Actual)	6M21 (Actual)

Gold (Oz.)
Orcopampa	5,698	9,618	15,316
Tambomayo	14,631	16,652	31,283
La Zanja	3,897	4,455	8,352
Coimolache	28,094	29,815	57,909
El Brocal	1,951	2,805	4,756

Silver (Oz.)
Uchucchacua	1,029,816	1,226,055	2,255,872
El Brocal	1,244,168	1,325,553	2,569,720
Tambomayo	257,290	380,029	637,319

Lead (MT)
El Brocal	2,239	2,597	4,836
Uchucchacua	1,014	1,450	2,463
Tambomayo	1,440	2,575	4,015
Julcani	113	91	204

Zinc (MT)
El Brocal	8,491	7,117	15,608
Uchucchacua	914	2,309	3,223
Tambomayo	1,401	3,049	4,451

Copper (MT)
El Brocal	7,536	9,948	17,485

Realized Metal Prices*

	1Q21 (Actual)	2Q21 (Actual)	6M21 (Actual)
Gold (Oz)	1,726	1,815	1,776
Silver (Oz)	26.98	27.06	27.02
Lead (MT)	2,129	2,192	2,166
Zinc (MT)	3,220	3,010	3,108
Copper (MT)	8,994	10,033	9,585

*Buenaventura consolidated figures.

Appendix
1. 2Q21 Production per Metal

	1Q21 (Actual)	2Q21 (Actual)	6M21 (Actual)

Gold (Oz.)
Julcani	13	48	61

Silver (Oz.)
Orcopampa	1,043	1,781	2,823
La Zanja	27,042	20,519	47,561
Coimolache	200,993	166,327	367,320
Yanacocha	187,057	33,338	220,395

Lead (MT)
Julcani	146	123	269

2. 2Q21 Volume Sold per Metal

	1Q21 (Actual)	2Q21 (Actual)	6M21 (Actual)

Gold (Oz.)
Julcani	10	46	56

Silver (Oz.)
Orcopampa	1,878	1,518	3,396
La Zanja	28,964	24,710	53,673
Coimolache	215,648	178,729	394,377

Lead (MT)
Julcani	113	91	204

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2018 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

Contact in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: July 27, 2021